Exhibit 20

NEWS

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IMMEDIATE RELEASE
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FORD MOTOR COMPANY'S JULY U.S. SALES DECLINE 12.8%

DEARBORN, MI, August 1, 2001 - U.S. customers purchased or leased 303,043 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in July, down 12.8 percent from a year ago.

Also, the company indicated that it was maintaining its previously-announced third quarter North American production plan at 930,000 vehicles.

July sales highlights included:

o Ford remained America's top selling brand of cars and trucks with July sales of 250,822. In the first seven months of 2001, over 1.9 million U.S. customers have purchased a new car or truck from a Ford dealer.
o Ford F-Series remained America's top selling truck with July sales of 64,240 and year-to-date sales of 501,031.
o Ford Explorer remained America's top selling sport utility vehicle with July sales of 36,028 and year-to-date sales of 233,295. It was the second best July sales in Explorer's 11-year history. The July record (39,550) was set last year.
o Mercury Mountaineer posted July sales of 4,259, up 19 percent from a year ago. It was the fourth month in a row of higher sales for Mercury's redesigned mid-size SUV.
o    Volvo dealers reported near-record July sales of 11,228, up 31

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     percent from a year ago. Volvo's sales increase,  its fourth month in a row of higher sales, reflected higher sales of the S40 compact sedan, the all-new S60 mid-size sedan (which replaced the S70), and the V70 XC sport wagon (which was introduced last fall).